                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D
                             (Amendment No. 1)
                Under the Securities Exchange Act of 1934

                   International Shipholding Corporation
                   -------------------------------------
                             (Name of Issuer)

                  Common Stock, $1.00 par value per share
                  ---------------------------------------
                      (Title of Class of Securities)

                               460321201
                             -------------
                             (CUSIP Number)

                            Erik F. Johnsen
                              Suite 1700
                          650 Poydras Street
                     New Orleans, Louisiana 70130
                            504-529-5470
            --------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             March 9, 1998
            --------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box.

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CUSIP No. 460321201                                        Page 2 of 7 Pages
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     1)      Name of Reporting Person
               Erik F. Johnsen
             S.S. or I.R.S. Identification No. of Above Person
               ###-##-####
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     2)     Check the Appropriate Box if a Member of a Group
            (a)......................................................   _____
            (b)......................................................   _____
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     3)     SEC Use Only
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     4)     Source of Funds
            PF
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     5)     Check Box if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(d) or 2(e)_____.
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     6)     Citizenship or Place of Organization
            United States
-----------------------------------------------------------------------------

    Number of            7)    Sole Voting Power ..................   845,185
     Shares
  Beneficially           8)    Shared Voting Power ................     8,375
    Owned by
  Each Reporting         9)    Sole Dispositive Power .............   845,185
     Person
      With              10)    Shared Dispositive Power ...........     8,375
-----------------------------------------------------------------------------

    11)    Aggregate Amount Beneficially Owned by Each
           Reporting Person .......................................   853,560
-----------------------------------------------------------------------------

    12)    Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares ................................      N/A
-----------------------------------------------------------------------------

    13)    Percent of Class Represented by Amount in Row (11) .....    12.77%
-----------------------------------------------------------------------------

    14)    Type of Reporting Person ...............................       IN
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CUSIP No. 460321201                                        Page 3 of 7 Pages
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     1)    Name of Reporting Person
           Erik F. Johnsen Family Limited Partnership
-----------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group
           (a) ...................................................    _______
           (b) ...................................................    _______
-----------------------------------------------------------------------------

     3)    SEC Use Only
-----------------------------------------------------------------------------

     4)    Source of Funds
           OO
-----------------------------------------------------------------------------

     5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)_______.
-----------------------------------------------------------------------------

     6)    Citizenship or Place of Organization
           Louisiana
-----------------------------------------------------------------------------

    Number of            7)    Sole Voting Power ..................   505,000
     Shares
   Beneficially          8)    Shared Voting Power ................      0
    Owned by
  Each Reporting         9)    Sole Dispositive Power .............   505,000
     Person
      With              10)    Shared Dispositive Power ...........      0
-----------------------------------------------------------------------------

    11)    Aggregate Amount Beneficially Owned by Each
           Reporting Person .......................................   505,000
-----------------------------------------------------------------------------

    12)    Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares ................................     N/A
-----------------------------------------------------------------------------

    13)    Percent of Class Represented by Amount in Row (11) .....     7.56%
-----------------------------------------------------------------------------

    14)    Type of Reporting Person ...............................      PN
-----------------------------------------------------------------------------

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CUSIP No. 460321201                                        Page 4 of 7 Pages
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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of International Shipholding Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 650 Poydras Street, Suite 1700, New Orleans, Louisiana 70130.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Names of Reporting Persons:

               Erik F. Johnsen
               Erik F. Johnsen Family Limited Partnership (the "Partnership")

     (b)  Principal Business Address of Reporting Persons

               650 Poydras Street, Suite 1700
               New Orleans, Louisiana 70130

     (c) Mr. Johnsen is President and a Director of the Issuer and a general partner of the Partnership. The Partnership, a Louisiana partnership in commendam, was formed on October 8, 1997 for the acquisition, holding and management of investment property.

     (a), (b), and (c)   Set forth below with respect to each of the general
partners of the Partnership (other than Erik F. Johnsen) is such person's name, business address and principal occupation. The other general partners are Mr. Johnsen's sons.


                             BUSINESS                  PRESENT PRINCIPAL
         NAME                ADDRESS                      OCCUPATION
--------------------   ----------------------   ------------------------------
Erik L. Johnsen        650 Poydras Street,      Vice President - International
                       Suite 1700               Shipholding Corporation
                       New Orleans, LA   70130

R. Christian Johnsen   1776 Eye Street, N.W.,   Partner in the law firm of
                       Suite 245                Jones, Walker, Waechter,
                       Washington, D.C.         Poitevent, Carrere & Denegre,
                       20006-3700               L.L.P.

     (d) Neither Mr. Johnsen nor either of the other general partners of the Partnership has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Neither Mr. Johnsen nor either of the other general partners of the Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 460321201                                       Page 5 of 7 Pages
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violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

    (f) Mr. Johnsen and each of the other general partners of the Partnership is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 9, 1998, Mr. Johnsen purchased 93,300 shares of the Common Stock for $1,543,315 with personal funds. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring shares of the Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Johnsen acquired the Common Stock for investment purposes.

     (a)-(j) Mr. Johnsen may transfer an aggregate of 232,319 shares that he holds for his children and trusts for his children to his children and such trusts. Such shares were held by Mr. Johnsen pursuant to an Agreement filed as Exhibit B hereto, the term of which expired September 30, 1997. The Reporting Persons have no other plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUERS

    (a)(b) As of the date hereof, the Reporting Persons, in the aggregate, beneficially own 855,260 shares of the Common Stock, which is approximately 12.8% of the shares of the Common Stock believed to be outstanding. Mr. Johnsen has sole voting and investment power with respect to 846,885 shares (including the 505,000 shares held by the Partnership) but Mr. Johnsen disclaims beneficial ownership of 232,319 shares held for the benefit of his children pursuant to the Agreement filed as Exhibit B to this Schedule 13D. Mr. Johnsen is reporting shared voting and investment power over 8,375 shares held by his spouse, with respect to which he disclaims beneficial ownership. The Partnership has sole voting and investment power over 505,000 shares. Erik L. Johnsen, a general partner of the Partnership, holds 18,737 shares with sole voting and investment power (.28% of outstanding shares), R. Christian Johnsen, a general partner of the Partnership, holds sole voting and investment power with respect to 5,365 shares (.08%) of the outstanding shares. Erik L. Johnsen and R. Christian Johnsen also own 35,022 shares and 80,022 shares, respectively, over which their father, Erik F. Johnsen, holds sole voting and investment power pursuant to the Agreement filed as Exhibit B hereto.

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CUSIP No. 460321201                                       Page 6 of 7 Pages
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     Mr. Johnsen and the Partnership disclaim beneficial ownership of the shares of Common Stock held by the other general partners of the Partnership.

     (c) Neither the Partnership, Mr. Johnsen nor the other general partners of the Partnership have had any transactions in Common Stock of the Issuer in the 60 days preceeding this the transaction being reported.

     (d) Other party with right to receive or direct receipt of dividends or proceeds:

          Not applicable.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

          Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Johnsen entered into an agreement on September 30, 1987 with his children and trusts for his children under which Mr. Johnsen would continue to hold in his name and have sole voting and investment power with respect to shares Mr. Johnsen's children inherited from their mother. A total of 232,319 shares remained subject to the Agreement when it expired by its terms on September 30, 1997. Since the agreement has expired, Mr. Johnsen's children or trustees for their trusts could require that the shares covered by the agreement be transferred at any time to the individual children (all of whom are adults) or to the trusts for their benefit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

          B.   The Agreement described in Item 6.

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CUSIP No. 460321201                                       Page 7 of 7 Pages
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 18, 1999
         ----------------



                                                       /s/ Erik F. Johnsen
                                                   --------------------------
                                                           Erik F. Johnsen


                                                  ERIK F. JOHNSEN FAMILY
                                                  LIMITED PARTNERSHIP



                                              By:     /s/ Erik F. Johnsen
                                                 ---------------------------
                                                          Erik F. Johnsen,
                                                          General Partner

                                 EXHIBIT A

                                 AGREEMENT


     The undersigned agree that this Amendment 1 to Schedule 13D dated March 18, 1999 relating to the shares of common stock, $1.00 par value per share, of International Shipholding Corporation, to which this Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.



                                                       /s/ Erik F. Johnsen
                                                  ---------------------------
                                                           Erik F. Johnsen

                                                 ERIK F. JOHNSEN FAMILY
                                                 LIMITED PARTNERSHIP



                                             By:      /s/ Erik F. Johnsen
                                                 ----------------------------
                                                          Erik F. Johnsen,
                                                          General Partner

                                                                   EXHIBIT B

                                AGREEMENT


     THIS AGREEMENT entered into September 30, 1987, by and between ERIK F. JOHNSEN, on the one hand and KAREN JOHNSEN BALDWIN, ERIK LEE JOHNSEN, ANNE ELISABET JOHNSEN and ROLF CHRISTIAN JOHNSEN, ("Beneficiaries") and NIELS W. JOHNSEN and GEORGE DENEGRE, Trustees, on the other hand.

     WHEREAS, the Last Will and Testament of Edna Lee Johnsen, which was admitted to probate, No. 77-1370 of the Docket of the Civil District Court for the Parish of Orleans, provided that onehalf of her separate property and her interest in the community should be held by Niels W. Johnsen and George Denegre, as Trustees ("Trustees") for her four children, the Beneficiaries, with each Beneficiary to receive one-half of the corpus at age twenty-five
(25) and the remainder at age thirty-five (35), all subject to a usufruct in favor of Erik F. Johnsen ("EFJ");

     WHEREAS, as a result of the Judgment of Possession in the Succession of Edna Lee Johnsen aforesaid, the Trustees became the owners of twenty-four thousand five hundred fifty-six (24,556) shares of Trans Union Corporation stock;

     WHEREAS, the Trustees and those of the Beneficiaries who were entitled to receive a part of their interest, have from time to time, requested EFJ to continue to hold the Stock in his name and subsequently, upon the sale of the Stock, to purchase in his own name shares of International Shipholding Corporation ("ISC");

     WHEREAS, as a result of the sale and purchase above referred to, EFJ holds in his name 204,856 shares of ISC stock belonging to the Trusts or the individual Beneficiaries, as follows:

              Karen Johnsen Baldwin                      25,607

              Erik Lee Johnsen                           25,607

              Anne Elisabet Johnsen                      25,607

              Rolf Christian Johnsen                     25,607

              Trust for Karen Johnsen Baldwin            25,607

              Trust for Erik Lee Johnsen                 25,607

              Trust for Anne Elisabet Johnsen            25,607

              Trust for Rolf Christian Johnsen           25,607

      WHEREAS, in connection with a proposed sale of preferred stock by ISC, which sale is to the benefit of the Trustees and individual Beneficiaries as shareholders of ISC, it has become necessary for EFJ to execute an Agreement with the holders of preferred stock of ISC which provides that EFJ and N. W. Johnsen will continue to hold and control at least thirty per cent (30%) of the outstanding common capital stock of ISC and further that certain certificates in the name of EFJ be legended to so provide, all as set out in an approval agreement as set out below.

     NOW, THEREFORE, THIS INSTRUMENT WITNESSETH:

     1. EFJ shall continue to hold certificates representing the Stock in his name and shall be entitled to deal with them in every respect as though they were his own, including without limitation, the right to:

          a.   Vote them;

          b.   Use them as collateral for loans;

          c.   Sell them;

          d.   Cause a legend to be placed on them as above provided.

     2. All profits and losses arising as income or expenses or as a result of capital transactions with regard to the Stock shall be for the account of the Trusts and Beneficiaries and EFJ shall from time to time provide an accounting to the Trustees and Beneficiaries of his administration of the Stock.

     3. Without limitation on the above and foregoing, the Trustees and Beneficiaries agree that in connection with a Common Stock Transfer
Restriction Agreement dated as of October 1, 1987 executed in connection with the sale of ISC Cumulative Preferred Stock Series A and Common Stock Purchase Warrants issued and sold pursuant to certain Preferred Stock and Common Stock Warrant Purchase Agreement the following legend may be placed on all or part of the Stock:

                "The shares represented by this certificate are subject to the terms, conditions and options contained in a certain Common Stock Transfer Restriction Agreement dated as of October 1, 1987, and notice is hereby given that the shares represented by this certificate may only be dealt with as provided therein, and that said shares and any sale thereof are subject to the terms, conditions and options contained in the Common Stock Transfer Restriction Agreement, a copy of which is on file at the office of the Company."

     4. The Trustees and Beneficiaries acknowledge that any benefits arising from assets held by EFJ for the Trusts and Beneficiaries have been fully accounted for and the Trusts and Beneficiaries have received benefits in excess of any income arising from such assets as of the date hereof.

     5. This Agreement will continue for a period of ten (10) years from the date hereof.

     Executed in multiple originals, as of the day and date first above written.



                                                         /s/ Erik F. Johnsen
                                                     ------------------------
                                                             Erik F. Johnsen


                                                    /s/ Karen Johnsen Baldwin
                                                    -------------------------
                                                       Karen Johnsen Baldwin



                                                       /s/ Erik Lee Johnsen
                                                    -------------------------
                                                            Erik Lee Johnsen


                                                   /s/ Anne Elisabet Johnsen
                                                   --------------------------
                                                      Anne Elisabet Johnsen


                                                  /s/ Rolf Christian Johnsen
                                                  ---------------------------
                                                     Rolf Christian Johnsen


                                                    /s/ Niels W. Johnsen
                                                  ---------------------------
                                                  Niels W. Johnsen, Trustee
                                                  for Karen Johnsen Baldwin,
                                                  Erik Lee Johnsen, Anne
                                                  Elisabet Johnsen and Rolf
                                                  Christian Johnsen


                                                      /s/ George Denegre
                                                  ---------------------------
                                                  George Denegre, Trustee for
                                                  Karen Johnsen Baldwin, Erik
                                                  Lee Johnsen, Anne Elisabet
                                                  Johnsen and Rolf Christian
                                                  Johnsen